SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92330P10
(CUSIP Number)
Links Partners, L.P.
Inland Partners, L.P.
Coryton Management Ltd.
Arthur Coady
Elias Sabo
I. Joseph Massoud

(Name of Persons Filing)

Joseph Milana and Chrissie Neves	Joseph Milana and Chrissie Neves
Links Partners, L.P.	Inland Partners, L.P.
61 Wilton Avenue,	61 Wilton Avenue,
2nd Floor	2nd Floor
Westport, Connecticut 06880	Westport, Connecticut 06880
Telephone: (203) 221-1703	Telephone: (203) 221-1703

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

(Continued on following pages)

SCHEDULE 13D

CUSIP No.	92330P10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Links Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No.	92330P10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inland Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No.	92330P10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coryton Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO, HC

SCHEDULE 13D

CUSIP No.	92330P10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur Coady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	92330P10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elias Sabo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	92330P10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I. Joseph Massoud

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

Introduction.
This Amendment No. 14 amends and supplements the Schedule 13D filed on April 5, 2002 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 (“Amendment No. l”), Amendment No. 2 to Schedule 13D, filed on July 25, 2002 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D, filed on July 31, 2002 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D, filed on August 30, 2002 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D, filed on November 20, 2002 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D, filed on March 17, 2003 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D, filed on April 16, 2003 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on September 30, 2003 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on July 20, 2004 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on November 3, 2004 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 18, 2005 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on February 13, 2007 (“Amendment No. 12”) and Amendment No. 13 to Schedule 13D filed on February 3, 2010. The Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 are collectively referred to herein as “Schedule 13D”.
Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings set forth in Schedule 13D.
Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit (“CSFB Business Unit”), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware (“CSFB Partners (Delaware)”), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda (“CSFB Partners (Bermuda)”), Links Partners, L.P., a Bahamian exempted limited partnership (“Links”), and Inland Partners, L.P., a Bahamian exempted limited partnership (“Inland”), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the “Notes”) of Venturi Partners, Inc. (formerly known as Personnel Group of America, Inc.) (the “Issuer”), which were immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the “Issuer Common Stock”), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation (“Hemisphere Partners”), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company (“Mutual Trust”), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation (“Coryton”), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.
Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC (“MatlinPatterson”), MatlinPatterson Asset Management LLC (“Matlin Asset Management”) and MatlinPatterson Global Advisers LLC (“Matlin Advisers”) as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. (“Matlin Partners (Delaware)”) and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. (“Matlin Partners (Bermuda)”), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC (“Matlin Partners”) as a Reporting Person, (iv) Amendment No. 5 changed the address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons, (v) Amendment No. 6 amended or corrected certain information that changed since the filing of Amendment No. 5 and disclosed the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 which related to a proposed restructuring of the Issuer, (vi) Amendment No. 7 amended certain information that changed since the filing of Amendment No. 6, disclosed the changes in the holdings of debt by the Reporting Persons under the credit facility and the closing on April 14, 2003 of the Notes Exchange as described under the heading “The Notes Exchange” in Section D of Item 4 of Amendment No. 6 and the execution of the Second Amended and Restated Credit Agreement, including the related issuance to the Reporting Persons of common stock purchase warrant shares and other changes in lieu of consummating the Loan Exchange, (vii) Amendment No. 8 amended certain information that had changed since the filing of Amendment No. 7 and disclosed the conversion of the Preferred Stock into shares of Issuer Common Stock, (viii) Amendment No. 9 amended certain information that had changed since the filing of Amendment No. 8 and disclosed the termination of the Intercreditor Agreement, (ix) Amendment No. 10 amended certain information that had changed since the filing of Amendment No. 9, including the name change of the Issuer from Venturi Partners, Inc. to COMSYS IT Partners, Inc., and disclosed the entering into of the Amended and Restated Registration Rights Agreement and the Voting Agreement with the Issuer and certain other stockholders, (x) Amendment No. 11 amended certain information that had changed since the filing of Amendment No. 10 and disclosed the purchase of 100,000 shares of Issuer Common Stock from Michael T. Willis pursuant to the Letter Agreement, (xi) Amendment No. 12 amended certain information that changed since the filing of Amendment No. 11, and Amendment No. 13 amended certain information that changed since the filing of Amendment No. 12.
This Amendment No. 14 is filed on behalf of (i) Links and Inland, by virtue of their beneficial ownership of shares of Issuer Common Stock and warrants to purchase shares of Issuer Common Stock, (ii) Coryton, as general partner of Links and Inland, (iii) Arthur Coady, as director and sole shareholder of Coryton and (iv) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Links, Inland, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the “Reporting Persons” and each a “Reporting Person”), for purposes of amending certain information that has changed since the filing of Amendment No. 13.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D solely with respect to Inland, Links, Coryton, Coady, Sabo and Massoud is hereby amended and restated in its entirety as follows:
(a) As of the date hereof, none of the Reporting Persons beneficially owns any shares of Issuer Common Stock.
(b) As of the date hereof, none of the Reporting Persons holds any shares of Issuer Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
(c) On February 1, 2010, the Company, Manpower Inc., a Wisconsin corporation (“Manpower”), and Taurus Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Manpower (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub commenced an exchange offer (the “Offer”) to purchase all of the outstanding shares of Issuer Common Stock. Following the completion of the Offer, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct or indirect wholly owned subsidiary of Manpower. On April 2, 2010 pursuant to the Offer, MergerSub accepted for payment 1,109,612 shares of Issuer Common Stock beneficially owned by Inland and Links. Pursuant to the Merger Agreement, stockholders were given the option to exchange Issuer Common Stock for either $17.65 in cash or 0.304 of a share of Manpower Common Stock for each share of Issuer Common Stock. The aggregate amount of cash and of Manpower Common Stock available for election at the closing of the Offer was determined on a 50/50 basis, such that if the holders of more than 50% of the shares tendered in the Offer elected more than the cash or Manpower Common Stock available, they would receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elected to receive was oversubscribed. For example, if the holders of more than 50% of the Issuer Common Stock who tendered in the Offer elected cash then such holders in the aggregate would receive all of the cash available for payment in the Offer (50% of the total consideration payable to all stockholders who tender in the Offer) but also would receive some Manpower Common Stock on a pro rata basis, since there would have been an oversubscription for cash payment. The Reporting Persons elected to receive payment in the form of cash.
     On April 5, 2010, Manpower stated that based on preliminary results the Offer consideration would be as follows: (i) each share of Issuer Common Stock for which a stock election or no election was made would be converted into the right to receive 0.304 of a share of Manpower Common Stock, and (ii) each share of Issuer

Common Stock for which a cash election was made would be converted into the right to receive $9.81 in cash without interest and 0.135 of a share of Manpower Common Stock.
(d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Issuer Common Stock beneficially owned by the Reporting Persons.
(e) On April 2, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5 percent of the Issuer Common Stock.
Item 7. Materials to be Filed as Exhibits.
Item 7 of Schedule 13D is hereby amended by replacing Exhibit 5.

Exhibit No.	Description

5	Joint Filing Agreement, dated as of April 8, 2010, by and among Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 14 is true, complete and correct.
April 8, 2010

LINKS PARTNERS, L.P.
By:	Coryton Management Ltd.,
its general partner

By:	/s/ Arthur Coady
	Name:	Arthur Coady
	Title:	President

INLAND PARTNERS, L.P.
By:	Coryton Management Ltd.,
its general partner

By:	/s/ Arthur Coady
	Name:	Arthur Coady
	Title:	President

CORYTON MANAGEMENT LTD.
By:	/s/ Arthur Coady
	Name:	Arthur Coady
	Title:	President

ARTHUR COADY
By:	/s/ Arthur Coady
	Name:	Arthur Coady

ELIAS SABO
By:	/s/ Elias Sabo
	Name:	Elias Sabo

I. JOSEPH MASSOUD
By:	/s/ I. Joseph Massoud
	Name:	I. Joseph Massoud

EXHIBIT INDEX

Exhibit No.	Description

5	Joint Filing Agreement, dated as of April 8, 2010, by and among Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.

Exhibit 5
JOINT FILING AGREEMENT
Dated as of April 8, 2010
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of COMSYS IT Partners, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of April, 2010.

LINKS PARTNERS, L.P.
By:	Coryton Management Ltd.,
its general partner

By:	/s/ Arthur Coady
	Name:	Arthur Coady
	Title:	President

INLAND PARTNERS, L.P.
By:	Coryton Management Ltd.,
its general partner

By:	/s/ Arthur Coady
	Name:	Arthur Coady
	Title:	President

CORYTON MANAGEMENT LTD.
By:	/s/ Arthur Coady
	Name:	Arthur Coady
	Title:	President

ARTHUR COADY
By:	/s/ Arthur Coady
	Name:	Arthur Coady
ELIAS SABO

By:	/s/ Elias Sabo
	Name:	Elias Sabo

I. JOSEPH MASSOUD
By:	/s/ I. Joseph Massoud
	Name:	I. Joseph Massoud